                     SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                  FORM 10SB/A
                                  AMENDMENT 3

             General Form for Registration of Securities of Small
                                Business Issuers

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                             AURIC ENTERPRISES, INC.
            (Exact name of Small Business Issuer in its charter)



                NEVADA                                 91-1950699
      (State or other jurisdiction of                 (I.R.S. Employer
       incorporation or organization                  Identification No.)


10 Office Park Rd, Suite 222,
Carolina Building, Hilton Head, SC                         29928
 (Address of principal executive offices)                (Zip Code)

Registrant's Telephone number, including area code: (843) 686-5590



Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Stock, $.001 par value

Forward-Looking Statements and Associated Risk.   This Registration
Statement contains forward-looking statements including statements regarding, among other items, the Company's growth strategies, and
anticipated trends in the Company's business and demographics.   These
forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties,
certain of which are beyond the Company's control.   Actual results could
differ materially from these forward-looking statements as a result of the factors including among others, market prices of ore, competition, government regulation, lack of economic mineralization and lack of capital.

ITEM 1.   DESCRIPTION OF BUSINESS

A.    The incorporation documents were initially filed with the state of
Nevada in October, 1998.   The documents were returned to the resident
agent for minor corrections. Due to an error on the part of the Company's registered agent, the documents were not subsequently refiled
until February 12, 1999, its official incorporation date.   The Board of
Directors has subsequently ratified all actions taken during the period
described above.   The Company is authorized to issue Fifty Million
(50,000,000) Common Shares, $.001 par value.

Corporate Operations.   Presently, the Company is in the exploration
state.   The Company has not developed any of its mineral properties.
For financial purposes, the Company is in the development stage but does not imply that its exploration has disclosed a commercially viable ore
deposit.   The Company shall engage in the further exploration of its mining claims located in Trinity County, California indicating a search for economic mineralization.

Acquisition of Property.   The Company acquired four mining claims on
December 8, 1998 pursuant to a purchase agreement between the Company and
the R.E. Hunt Trust (Hunt).   The Company issued to Hunt 200,000 shares
of its restricted common stock in exchange for the claims. The seller also granted the company an option to repurchase 100,000 shares at $.25 per shares and 50,000 shares at $.50 per share for a period of two years commencing 12/8/98. In connection with the mining claims acquired, the Company is obligated to pay an aggregate minimum of $400 per year for improvements.

The Company's claims consist of four plots located on Wild Mountain (plots # 1,2,3,4) in Trinity County California. Plots 1,2,4 measure
1800'x1500' and #3 measures 600'x1500'.   CAMC numbers for the four
claims are 274737, 274738, 274739, and 274740 respectively. On October 16, 1997, the claims were assayed by J.C. Refining & Assay of Junction City, Ca. It is noted that effective April 23, 1999, Robert E. Hunt, trustee of the R.E. Hunt Trust was appointed to the Board of Directors of the Company. It is further noted that J.C. Refining & Assay of Junction City, CA was owned and operated by Robert E. Hunt.

The Company intends to implement a search for economic mineralization. Initial assays of the claims indicate the presence of gold and traces of silver. The company intends to enter into agreements with a mining company in the vicinity of the claims for purpose of conducting further exploration for indications of economic mineralization.

To date, the Company has taken no specific action relative to additional exploration of the claims. The Company is currently in preliminary negotiations with several mining companies for the purpose of entering into an agreement to conduct further, detailed exploration on each of the
claims.   The agreements will call for the further exploration of the
Company's mining claims, including environmental protection and reclamation of the property to be at the expense of the contracted mining company and using the mining company's equipment.

The Company currently expects to complete its negotiations and begin the exploration prior to the end of its current fiscal year. Exploration will be in the form of systematic surface sampling. This would be followed, if
justified, by the drillig of targeted core samples.   Favorable assay
results from such samples would determine whether or not development is warranted.

Governmental Regulation. The Company is currently approved for exploration and extraction using non-mechanical methods. The Company believes this level of approval is be sufficient to complete the exploration and assaying of the claims to determine the amount of Proven Reserves available for commercial extraction. If the results of these assays justify further development of one or more of the mining claims, the Company or its operator is required to submit a plan of operation to the US Forest Service. This plan must detail the proposed mining operation and the company's plan for reclaiming the property once mineral extraction is completed. The US Forest Service may require additional environmental reports, which it will prepare, or may request the company to modify its Plan of Operation based upon their review of the Plan.

The Company intends to make it the responsibility of the contractor, as the operator, to prepare and submit the plan of operation at its own expense with company approval.

Depending upon the market price of the ore to be extracted, the possible requirements for environmental protection and reclamation may make commercial extraction of ore from these mining claims impractical or unprofitable. The Company knows of no environmental issues that would prevent extraction of ore from these claims for other than economic reasons.

The cost of environmental protection and reclamation will be the responsibility of the contractor and will be considered part of the reimbursable mining expenses.

An additional governmental regulation requires that the Company either prove a minimum of $100 worth of improvements to each claim per year or pay to the US Forest Service to maintain the validity of the claims. The company must pay this sum if the contractor does not meet the minimum requirements through its work.

Competition. There are a substantial number of mining companies that mine, refine and market the same minerals as the company. These competitive companies are significantly larger and better financed and can mine large amounts of ore at costs considerably lower than the company. These companies can therefore significantly affect the supply of these minerals to the market place thereby affecting the price that the company can receive for its refined minerals. This also allows the competition to sell their products profitably at prices, which the company would be unable to compete with or maintain profitability at. The company will be selling its refined ore through same commodities market as its competitors and for approximately the same price as its competitors.

Consulting Agreements.   The Company issued an aggregate of 467,500 units
for financial advisory services, and accounting and management services including office costs provided and to be provided to the Company by two independent consultants, Timothy Miles and Joel R. Shine. The units consist of two shares of Common Stock, one class A warrant exercisable at $.50 for a period of three years from the close of the offering, one class B warrant exercisable at $.75 for a period of three years from the close of the offering, and four class C warrants exercisable at $4.00 for a period of five years from the close of the offering. All warrants are
callable for $.01 with 30 days notice.   The consultant contracts are for
a twelve-month and four-month period respectively and were arranged during February 1999. The fair value of the units issued for the services amounted to $.20 per unit and such value is consistent with the cash amount paid by the Company's initial investors. The shares were issued pursuant to terms of the consulting agreement allowing the consultants to convert their cash fees into equity at the same rate as the initial investors. Both Mr. Miles and Mr. Shine opted to accept shares in lieu of cash. It is noted that as a result of the issuance of shares to Mr. Miles, he currently holds controlling ownership of the Company.

Dependence on One or a Few Major Customers.   The Company does not expect
that any single customer will account for more than ten percent of its business.

Employees. The Company currently employs no full time persons or part time persons. The Company shall employ individuals as required.

Seasonal Nature of Business Activities.   The Company's business
activities are not seasonal.

Item 2.  Management's Discussion and Analysis or Plan of Operation

Trends and Uncertainties. Demand for the Company's products will be dependent on, among other things, market acceptance of the Company's concept, its proposed operations and general economic conditions that are cyclical in nature. Inasmuch as a major portion of the Company's activities will be the receipt of revenues from the sales of its products, the Company's business operations, upon commencement, may be adversely affected by the Company's inability to obtain the necessary financing, competitors and prolonged recessionary periods.

Capital and Source of Liquidity.   The Company requires substantial
capital in order to meet its ongoing corporate obligations and in order to continue and expand its current and strategic business plans.
Initial working capital has been obtained by private sale of common stock.

The Company does not anticipate receipt of any revenues from its four mining claims in the short term. The Company has taken no specific action relative to additional exploration of the claims. The Company is currently in preliminary negotiations with several mining companies for the purpose of entering into an agreement to conduct further, exploration on each of the claims and to arrange for the further development of the viable claims. The agreements will call for the exploration of the Company's mining claims, including environmental protection and reclamation of the property to be at the expense of the contracted mining company and using the mining company's equipment.

The Company received proceeds from the sale of Common Stock of $44,000 resulting in net cash provided by financing activities of $44,000 for the period from inception to February 28, 1999.

The Company had no investing activities for the period from inception to February 28, 1999.

Results of Operations.   Since inception, the Company has not received
any revenues from operations.   The Company issued common stock valued at
$23,405 for services for the period from inception to February 28, 1999. The Company had an increase in other assets of $572 and had an increase in accounts payable of $10,572 for the period from inception to February
28, 1999.   The Company had net cash of $0.00 provided by operating
activities for the period from inception (October 26, 1998) to February
28, 1999.

General and administrative expenses were $32,336 and consisted primarily of consulting fee of $10,000, legal fees of $20,000, accounting expense of $1,665 and miscellaneous expenses of $671 for the period from inception (October 26, 1998) to February 28, 1999.

Plan of Operation. The Company is not delinquent in any of its obligations even though the Company has generated no operating revenues. However, the Company continues its efforts to raise capital. The Company does not currently have sufficient capital to continue operations for the next twelve months and will have to raise additional capital to meet its
business objectives as well as 1934 Act reporting requirements.    Its
obligation of $400 per year for land improvements can be met with current
cash set aside for that purpose .   The Company intends to pursue its
business plan and meet its reporting requirements utilizing cash made available from the private and future public sale of its securities.
The Company has already paid all amounts due under its consulting
agreements through the issuance of its securities.   The Company's
management is of the opinion that revenues from the proceeds of the sales of its securities will be sufficient to pay its expenses until its business operations create revenue.

The Company does not expect to purchase any significant plants or equipment within the next twelve months.

The Company does not expect significant changes in the number of employees during the next twelve months.

Due to the current limited nature of the Company's operations, the
officers are able to fulfill their duties with limited time.   The
officers will increase their time when and if appropriate.   Joel Shine,
an outside consultant, is providing assistance in the administrative and basic accounting areas to the Company as directed by the Treasurer and
Secretary of the Company.   These services may be deemed to be services
corresponding to the Treasurer and Secretary positions in light of the fact that the current officers are only dedicating 10-20% of their time
to the Company.   Timothy Miles provides services, which relate only to
assisting the Company to complete the necessary documentation in order to
establish an orderly public market for its stock.   Mr. Miles does not
provide any managerial duties or consulting services in relation to the
Company's exploration and proposed mining operations.   As a result of
the Common Shares issued to Mr. Miles for his services, Mr. Miles became a majority (52.84%) shareholder of the Company in February 1999.

The Common Shares issued for the consulting services were valued at $.10
per share.   Twenty Five percent (25%) was recorded as an expense at
February, 1999. Fifty percent (50%) was recorded as an expense in the first quarter and the remaining amount will be expensed in the second quarter based upon the Company's estimate as to when the services will be provided.

On a long-term basis, the Company's liquidity is dependent on commencement operations, revenue generation, additional infusions of
capital and potential debt financing.   Company management believes that
additional capital and debt financing in the short term will allow it to commence its business plan and thereafter result in revenue and greater liquidity in the long term. However, there can be no assurance that the Company will be able to obtain the needed additional equity or debt financing in the future.

Year 2000 Compliance Issues. The Company has established a plan to address Year 2000 issues. Successful implementation of this plan is expected to mitigate any extraordinary expenses related to the Year 2000 issue. The Company has a reasonable basis to conclude that the Year 2000 issue will not materially affect future financial results, or cause reported financial information not to be necessarily indicative of future operating results or future financial conditions. The plan is that the Company has or is installing all new information technology systems, including computer hardware and software which are Year 2000 compliant. This is the first generation of equipment and software for the Company
since it has just recently began operations.   The cost of complying
with any year 2000 issues is deemed to be immaterial due to the state
of exploration the Company is currently in.   Additionally all
contractors will be required to prove compliance to relevant Year 2000 issues prior to commencing work for or with the Company.

The Company plans to contact all material customers, vendors, suppliers and non-information technology suppliers (if any) regarding their Year 2000 state of readiness. This process will be conducted over the next six to nine months. No assurance can be given that the Year 2000 compliance plan will be completed successfully by the Year 2000. The Company's current contingency plan is simplistic and involves operating on a manual basis for a short period of time without interruption of service or quality.

Successful and timely completion of the Year 2000 project is based on management's best estimates derived from various assumptions of future events. These events are inherently uncertain, including the progress and results of vendors, suppliers and customers Year 2000 readiness.

ITEM 3.  DESCRIPTION OF PROPERTY.

The Company's executive offices are located at 10 Office Park Rd, Suite 222, Carolina Building, Hilton Head, SC 29928. Telephone number is (843)
686-5590.   These offices consist of 500 square feet, which are provided and paid for as part of the consulting agreement by Timothy Miles, a principal shareholder of the Company.

The Company's Wild Mountain Claims consist of 4 mining claims covering approximately 80 acres in Trinity County, northern California. The mining claims are owned outright by the Company and are held subject to a $100 per claim annual payment to the Federal Government. The claims can be reached from Junction City, the nearest town, by taking Dutch Creek Road approximately 3 miles to Soldier Creek Road. Proceeding West on Soldier Creek Road, which is a county maintained graveled road. Continuing approximately 3.9 miles then North on Carter Ranch Road 3.7 miles to a gated Forest Service road to the west. Proceed .4 miles to Forest Service Marker FS 33N29. Take left 3.1 miles to Marker FS 33N29A. Take down road
 .3 miles to Wild Mountain Claims.

To date, the Company has not completed any work on the claims. The property is without known reserves at this time. The Company does not possess any relevant geological or engineering data pertaining to its
claims.   The preparation of these reports may be a necessary step in the further exploration of the Company's claims.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

There are currently 1,675,000 Common Shares outstanding.   The following
tabulates holdings of shares and other securities of the Company by each person who, subject to the above, at the date of this prospectus, holds of record or is known by Management to own beneficially more than 5.0% of the Common Shares and, in addition, by all directors and officers of the
Company individually and as a group.   Each named beneficial owner has
sole voting and investment power with respect to the shares set forth opposite his name.

              Shareholdings at Date of
                   This Prospectus

                                                     Percentage of           Percentage of
                            Number & Class(1)         Outstanding          Outstanding Shares
Name and Address                  of Shares          Common Shares       Assuming Warrant Exercise

Samantha Moody                    10,000                 .60%                   .17%
2 Ocean Breeze
Hilton Head, SC 29928

Robert Hinchey                    10,000                 .60%                   .17%
22 Woodbine Place
Hilton Head, SC 29928

Robert E. Hunt(2)                200,000               11.94%                  3.45%
17-777 Langlois Rd. #38
Desert Hot Springs, Ca 92241
Bus: (760) 329-6650

Timothy Miles                    885,000               52.84%                 15.26%
1921 South Downing               442,500(3)                                    7.63%
Denver, CO 80210                 442,500(4)                                    7.63%
                               1,770,000(5)                                   30.52%

Joel R. Shine                     50,000                 2.99%                  .86%
PO Box 5948
Hilton Head Is, SC 29938

Officers and Directors
  As a group (3)                220,000                 13.13%                 3.79%

(1)Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise.
Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

2The 200,000 Common Shares are owned by R.E. Hunt Trust of which Robert
E. Hunt is the trustee.   Robert E. Hunt is the beneficial owner of R.E.
Hunt Trust.

3Represents Common Shares to be issued upon exercise of A Warrants.
There are currently 687,500 A Warrants outstanding.

4Represents Common Shares to be issued upon exercise of B Warrants.
There are currently 687,500 B Warrants outstanding.

5Represents Common Shares to be issued upon exercise of C Warrants.
There are currently 2,750,000 C Warrants outstanding.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Board of Directors.  The following persons listed below have been retained to provide services as director until the qualification and election of his successor.  All holders of Common Stock will have the right to vote for Directors of the Company.  The Board of Directors has
primary responsibility for adopting and reviewing implementation of the business plan of the Company, supervising the development business plan, review of the officers' performance of specific business functions.  The
Board is responsible for monitoring management, and from time to time, to
revise the strategic and operational plans of the Company.    Directors
receive no cash compensation or fees for their services rendered in such capacity. The directors will serve until the annual meeting scheduled for
August 1, 1999.

The Executive Officers and Directors are:

Name                                           Position                Term(s) of Office
Samantha Moody, age 31                         Secretary/Director         From Inception
                                                                            To Present


Robert Hinchey, age 53                         President/Treasurer       From Inception
                                                 Director                   To Present

Robert E. Hunt, age 78                             Director                 From April 23, 1999
                                                                            To Present

Mr. Hinchey will devote approximately 10% of his time to the business
until circumstances justify additional commitments of time.   Ms. Moody
will devote approximately 10% of her time to the business.   Mr. Hunt
will devote approximately 20% of his time to the business.

Resumes:

Robert Hinchey. From 1996 to present, Mr. Hinchey has worked as an independent business consultant. From 1994 to 1996, Mr. Hinchey was the President and CEO of Knowledge Systems Corporation, a leading provider of Object Technology consulting/training. From 1991 to 1993, Mr. Hinchey was President and CEO of Human Capital Corporation. Mr. Hinchey received his BBA from the University of Notre Dame in 1967, and MBA from the University of Chicago in 1975.

Samantha Moody - From November of 1998 to present Mrs. Moody has been a partner with her husband, Colin Moody, in Moody's Financial Relations, providing financial relations consulting. From October 1997 to November 1998 she was unemployed due to childbirth. From 1995 to October 1997 Mrs. Moody was the owner of Sacred Valley Organic Produce, a wholesale distributor of organic produce. From 1991 to 1995, Mrs. Moody was the owner of Silkworks, a manufacturer and distributor of silk outerwear. She graduated from Pacific Grove High School in 1985.

Robert E. Hunt - September 1998 to Present - President of Desert AU, Inc. Mr. Hunt, through Desert AU, Inc. is in the business of buying and selling Placer gold. From 1994 to 1998 Mr. Hunt was retired. From 1977 to 1994, Mr. Hunt owned J.C. Refining. The company purchased refined and resold Placer Gold on a commercial and retail basis.
Mr. Hunt graduated from Richmond Union High School, Richmond, CA in 1938 and is a World War II Veteran.

Remuneration.

No salaries have been paid, and there are currently no proposed employment arrangements.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification.   The following statements constitute brief summaries of
the Company's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

The Company's articles of incorporation authorize it to issue up to 50,000,000 Common Shares, $.001 par value per Common Share and 10,000 Preferred Shares.

Common Stock. The Company's articles of incorporation authorize it to issue up to 50,000,000 Common Shares, $.001 par value per Common Share. All outstanding Common Shares are, and the Common Shares offered hereby will be when legally issued, fully paid and non-assessable.

Liquidation Rights.   Upon liquidation or dissolution, each outstanding
Common Share will be entitled to share equally in the assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights.   There are no limitations or restrictions upon the
rights of the Board of Directors to declare dividends out of any funds legally available therefor. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights.   Holders of Common Shares of the Company are entitled to
cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights.   Common Shares are not redeemable, have no conversion
rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Units. The Units consist of two (2) shares of Common Stock, one class A warrant exercisable at $.50 for a period of three years from the close of the offering, one class B warrant exercisable at $.75 for a period of three years from the close of the offering, and four class C warrants exercisable at $4.00 for a period of five years from the close of the
offering. .   All warrants are callable for  $.01 with 30 days notice.

Transfer Agent.    Florida Atlantic Stock Transfer shall act as the
Company's transfer agent.

                        PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company intends to apply for trading in the over-the-counter market to be listed on the OTC Bulletin Board maintained by the NASD.

The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of February 28, 1999, the number of holders of Company's common stock is forty (40).

ITEM 2.  LEGAL PROCEEDINGS

The Company is not a party to any legal proceedings nor is the Company aware of any disputes that may result in legal proceedings.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

During the Company's two most recent fiscal years or any later interim period, there have been no changes in or disagreements with the Company's principal independent accountant or a significant subsidiary's independent accountant.

ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

At inception, the Company issued 30,000 shares of its restricted common stock (10,000 each) to Samantha Moody, Robert Hinchey, and Margot Knepp, in exchange for their services in forming the Company. The shares were valued at par value. The Common Shares were issued to sophisticated investors who had access to information on the Company necessary to make an informed investment decision for cash consideration or services pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933

On November 23, 1998, the Company issued 200,000 shares of its common stock to R.E. Hunt Trust in connection with the acquisition of the mining claims described in Note 1. The shares were valued at par value. The purchase agreement provides that Hunt give the Company options to repurchase up to 150,000 of its shares from Hunt for a two year period. The option price for 100,000 of the shares is $.25 per share and $.50 per share for the remaining 50,000 shares. The options are fully transferable by the Company. The Common Shares were issued to sophisticated investors who had access to information on the Company necessary to make an informed investment decision for cash consideration or services pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933

During the first quarter of 1999, the Company issued an aggregate of 687,500 units to a limited group of investors for cash and in lieu of cash aggregating $137,500 in private sale transactions. The units were sold at a price of $.20 per unit. The units consist of two shares Common Stock, one class A warrant exercisable at $.50 for a period of three years from the close of the offering, one class B warrant exercisable at $.75 for a period of three years from the close of the offering, and four class C warrants exercisable at $4.00 for a period of five years from the close of the offering. All warrants are callable for $.01 with 30 days notice.

Of these units, a total of 467,500 were issued for financial advisory services, and accounting and management services including office costs provided and to be provided to the Company by two independent consultants, Timothy Miles and Joel Shine. The consultant contracts are for a six month period and were arranged during February 1999. The fair value of the shares issued for the services amounted to $.20 per unit and such value is consistent with the cash amount paid by the Company's initial investors. The issuances to the consultants were made in compliance with Rule 504, Regulation D of the Securities Act of 1933 by Company's management. No commissions or other remuneration was paid to anyone. No general solicitation was utilized. Mr. Miles owns
52.84% of the Company's issued and outstanding Common Shares.   As such,
these shares are subject to the resale limitations of Rule 144.

Steve Fry                      5,000             $1,000
Mitsuso Tasugawa               5,000             $1,000
Kevin Tatsugawa                5,000             $1,000
Lorie Tasugawa-Spackman        5,000             $1,000
John Wong                      5,000             $1,000
Patrick Gundlach               5,000             $1,000
Tom Geise                      5,000             $1,000
J. Geise                       5,000             $1,000
RE Hunt                        5,000             $1,000
Margie Seymour                 5,000             $1,000
Robert Hinchey                 5,000             $1,000
Paul Spiegler                  5,000             $1,000
Erich Schmid                   5,000             $1,000
Duane Tracy                    5,000             $1,000
Gary R See                     5,000             $1,000
Jody Walker                    5,000             $1,000
Joseph Petrucelli              5,000             $1,000
Robert Gerner                  5,000             $1,000
Juanita Gallegos               5,000             $1,000
James Yanai                    5,000             $1,000
Fred Quadros                   5,000             $1,000
Larry Slayton                  5,000             $1,000
Willie Serrano                 5,000             $1,000
John Poli                      5,000             $1,000
Judith Poli                    5,000             $1,000
Elizabeth Gheen                5,000             $1,000
Abigail Miles                  5,000             $1,000
Timothy Kasden                 5,000             $1,000
Dean Cummings                  5,000             $1,000
Mary Ann Lang                  5,000             $1,000
James Potter                  10,000             $2,000
Brian Murphy                   5,000             $1,000
Kazu Fujita                    5,000             $1,000
Marylin Post                   5,000             $1,000
Dennis Knepp                   5,000             $1,000
Shawn Nevitt                   5,000             $1,000
Robert Ichikawa                5,000             $1,000
Gary Kihs                      5,000             $1,000
Robert Watson                  5,000             $1,000
Roger Vosti                    5,000             $1,000
Thomas Bass                    5,000             $1,000
Kevin Robinson                 5,000             $1,000
Subrina Lackman                5,000             $1,000

These issuances were made in compliance with Rule 504, Regulation D of the Securities Act of 1933 by Company's management, consultants and selected broker/dealers. No commissions or other remuneration was paid to anyone. No general solicitation was utilized.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.

INDEMNIFICATION OF OFFICERS OR PERSONS CONTROLLING THE CORPORATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933, IS HELD TO BE AGAINST PUBLIC POLICY BY THE SECURITIES AND EXCHANGE COMMISSION AND IS THEREFORE UNENFORCEABLE.



                                PART F/S

The following financial statements required by Item 310 of Regulation S-B are furnished below:

Independent Auditor's Report dated March 8, 1999
Balance Sheets - February 28, 1999 and May 31, 1999
Statement of Operations for the Period From Inception (October 26, 1998) to February 28, 1999 and for the Period From Inceptin to May 31, 1999 Statement of Stockholders' Equity for the Period From Inception (October 26, 1998) to February 28, 1999
Statement of Cash Flows for the Period From Inception (October 26, 1998) to February 28, 1999 and for the Period From Inception to May 31, 1999 Notes to Financial Statements

INDEPENDENT AUDITOR'S REPORT



Board of Directors and Shareholders
Auric Enterprises, Inc.


We have audited the balance sheet of Auric Enterprises, Inc. as of February 28, 1999, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from inception (October 26, 1998) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Auric Enterprises, Inc. as of February 28, 1999, and the results of its operations and cash flows for the period from inception (October 26, 1999) to February 28, 1999, in conformity with generally accepted accounting principles.




                         James E. Scheifley & Associates, P.C.
                          Certified Public Accountants

Denver, Colorado
March 8, 1999

             Auric Enterprises, Inc.
                  Balance Sheets
        February 28, 1999 and May 31, 1999

                      ASSETS              February 28,         May 31,
Current assets:                              1999               1999
                                                             (Unaudited)
  Cash                                    $     44,000       $     11,557
                                          ------------       ------------
      Total current assets                      44,000             11,557

Property                                           200                200
Organization costs                                 572                562
                                          ------------       ------------
                                          $     44,772       $     12,319

               STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable                        $     10,572         $        -
                                          ------------       ------------
      Total current liabilities                 10,572                  -



Commitments and contingencies

Stockholders' equity:
 Common stock, $.001 par value,
  50,000,000 shares authorized,
  1,605,000 shares issued
  and outstanding                                1,605              1,605
 Additional paid in capital                    136,125            136,125
 Unpaid stock subscriptions                    (70,125)
(23,375)
 Accumulated deficit                           (33,405)         (102,036)
                                          ------------       ------------
                                                34,200             12,319
                                          ------------       ------------
                                          $     44,772       $     12,319



See accompanying notes to financial statements.

             Auric Enterprises, Inc.
             Statement of Operations
For the Period From Inception (October 26, 1998) to February 28, 1999
       and for the Period From Inception to May 31, 1999

                                                           Period From       Period From
                                                          Inception To      Inception To
                                                           February 28,        May 31,
                                                              1999              1999
                                                                             (Unaudited)

Operating expenses                                      $     33,405      $     68,631
                                                        ------------      ------------
(Loss from operations) and net (loss)                   $    (33,405)     $    (68,631)


Per share information:
 Basic and diluted (loss) per common share               $      (0.05)     $      (0.04)

 Weighted average shares outstanding                          688,333         1,605,000



 See accompanying notes to financial statements.

                 Auric Enterprises, Inc.
      Statement of Changes in Stockholders' Equity
For the Period From Inception (October 26, 1998) to February 28, 1999

                                                                                              Deficit
                                                                Additional                   Accumulated
                                            Common Stock         Paid-in      Unearned      During Develop-
                        ACTIVITY            Shares    Amount     Capital      Services        ment Stage     Total
Shares issued to directors at inception     30,000   $     30   $    -       $     -          $     -     $     30

Shares issued for property
  acquired, November 1998                  200,000         20                                                    2

Shares issued for cash
  February 1999 @ $.10                     440,000        440      43,560                                   44,000

Shares issued for services
  February 1999 @ $.10                     935,000        935      92,565         (70,125)                  23,375

Net (loss) for the period
 ended February 28, 1999                                             -               -          (33,405)  (33,405)
                                        ----------   --------   ---------       ---------      ---------   -------
Balance, February 28, 1999               1,605,000   $  1,605   $ 136,125       $ (70,125)    $ (33,405)  $ 34,200



    See accompanying notes to financial statements.

                   Auric Enterprises, Inc.
                   Statement of Cash Flows
For the Period From Inception (October 26, 1998) to February 28, 1999
      and for the Period From Inception to May 31, 1999

                                                                 Period >From         Period From
                                                                Inception To        Inception To
                                                                 February 28,          May 31,
                                                                     1999                1999
                                                                                      (Unaudited)
Net income (loss)                                              $     (33,405)      $     (68,631)
  Adjustments to reconcile net income to net
   cash provided by operating activities:
   Services provided for common stock                                  23,405              46,750
   Amortization                                                          -                     10
Changes in assets and liabilities
   (Increase) in other assets                                            (572)                  -
                                                                 ------------         -----------
   Increase (decrease) in accounts payable                             10,572             (10,572)
                                                                 ------------         -----------
  Total adjustments                                                    33,405              36,188
  Net cash provided by (used in)
   operating activities                                                  -                (32,443)


Cash flows from financing activities:
   Common stock sold for cash                                          44,000                  -
                                                                 ------------        -----------
  Net cash provided by (used in)
   financing activities                                                44,000                  -

Increase (decrease) in cash                                            44,000            (32,443)
Cash and cash equivalents,
 beginning of period                                                     -                44,000
Cash and cash equivalents,
 end of period                                                  $      44,000         $   11,557





      See accompanying notes to financial statements.

                   Auric Enterprises, Inc.
                   Statement of Cash Flows
For the Period From Inception (October 26, 1998) to February 28, 1999
      and for the Period From Inception to May 31, 1999

                                                        Period From         Period From
                                                       Inception To        Inception To
                                                        February 28,          May 31,
                                                           1999                1999
                                                                            (Unaudited)
Supplemental cash flow information:
   Cash paid for interest                               $       -           $        -
   Cash paid for income taxes                           $       -           $        -

Non-cash investing and financing activities:
   Property acquired for common stock                   $        200        $        -






       See accompanying notes to financial statements.

Auric Enterprises, Inc.
Notes to Financial Statements
February 28, 1999


Note 1. Organization and Summary of Significant Accounting Policies.

The Company was incorporated in Nevada on October 26, 1998. The Company's activities to date have been limited to organization and capital formation. The Company plans to engage in the exploration, assaying and development of its four Wild Mountain mining claims located in Trinity County, California. The claims are located approximately 15 miles from Junction City CA and consist of four undeveloped contiguous parcels located on approximately 90 acres of U.S. Forest Service owned land. Activities associated with the claims have been limited to assaying test samples taken from the claims by the previous owners. No engineering studies have been made and the Company therefore has no estimates of gold reserves associated with the claims. The claims were acquired from a trust on November 23, 1998 in exchange for 200,000 shares of the Company's restricted common stock.

     Property, Plant and Equipment:
Property, plant and equipment are recorded at cost and are depreciated based upon estimated useful lives using the straight-line method.
Estimated useful lives range from 3 to 5 years for furniture and fixtures and from 5 to 10 years for equipment.

     Loss per share:
Basic Earnings per Share ("EPS") is computed by dividing net income available to common stockholders by the weighted average number of common stock shares outstanding during the year. Diluted EPS is computed by dividing net income available to common stockholders by the weighted-average number of common stock shares outstanding during the year plus potential dilutive instruments such as stock options and warrants. The effect of stock options on diluted EPS is determined through the application of the treasury stock method, whereby proceeds received by the Company based on assumed exercises are hypothetically used to repurchase the Company's common stock at the average market price during the period. Loss per share is unchanged on a diluted basis since the assumed exercise of common stock equivalents would have an anti-dilutive effect.

     Intangible Assets:
Intangible assets consist of organization costs related to the formation of the Company. Such costs will be amortized using the straight line method over a period of 5 years beginning in March 1999.

The Company makes reviews for the impairment of long-lived assets and certain identifiable intangibles whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Under SFAS No. 121, an impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. No such impairment losses have been identified by the Company to date.


      Cash:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Estimates:
The preparation of the Company's financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates

     Fair value of financial instruments
The Company's short-term financial instruments consist of cash and cash equivalents and accounts payable. The carrying amounts of these financial instruments approximates fair value because of their short-term maturities. Financial instruments that potentially subject the Company to a concentration of credit risk consist principally of cash. During the year the Company did not maintain cash deposits at financial institutions in excess of the $100,000 limit covered by the Federal Deposit Insurance Corporation. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue interest rate or leveraged derivative financial instruments

     Stock-based Compensation
The Company adopted Statement of Financial Accounting Standard No. 123 (FAS 123), Accounting for Stock-Based Compensation beginning with the Company's first quarter of 1996. Upon adoption of FAS 123, the Company continued to measure compensation expense for its stock-based employee compensation plans using the intrinsic value method prescribed by APB No. 25, Accounting for Stock Issued to Employees. Stock based compensation paid by the Company during the period ended February 28, 1999 is disclosed in Note 4.

New Accounting Pronouncements
SFAS No. 130, "Reporting Comprehensive Income", establishes guidelines for all items that are to be recognized under accounting standards as components of comprehensive income to be reported in the financial statements. The statement is effective for all periods beginning after December 15, 1997 and reclassification financial statements for earlier periods will be required for comparative purposes. To date, the Company has not engaged in transactions which would result in any significant difference between its reported net loss and comprehensive net loss as defined in the statement.

In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 provides authoritative guidance on when internal-use software costs should be capitalized and when these costs should be expensed as incurred.

Effective in 1998, the Company adopted SOP 98-1, however the Company has not incurred costs to date which would require evaluation in accordance with the SOP.

Effective December 31, 1998, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information ("SFAS 131"). SFAS 131 superseded SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position. To date, the Company has not operated in its one planned business activity.

Effective December 31, 1998, the Company adopted the provisions of SFAS No. 132, Employers' Disclosures about Pensions and Other Post-retirement Benefits ("SFAS 132"). SFAS 132 supersedes the disclosure requirements in SFAS No. 87, Employers' Accounting for Pensions, and SFAS No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The overall objective of SFAS 132 is to improve and standardize disclosures about pensions and other post-retirement benefits and to make the required information more understandable. The adoption of SFAS 132 did not affect results of operations or financial position.

The Company has not initiated benefit plans to date which would require disclosure under the statement.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"), which is required to be adopted in years beginning after June 15, 1999. SFAS 133 will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings. The Company has not yet determined what the effect of SFAS 133 will be on earnings and the financial position of the Company, however it believes that it has not to date engaged in significant transactions encompassed by the statement.

Note 2.  Property.

Property at February 28, 1999 consists of the four mining claims described in Note 1. The claims were acquired on November 23, 1998 pursuant to a purchase agreement between the Company and the R.E. Hunt Trust (Hunt). The Company issued to Hunt 200,000 shares of its restricted common stock in exchange for the claims. The claims were valued at the fair value of the stock issued since the fair value of the mining claims was not clearly determinable.


The fair value of the stock at the transaction date was considered to be the par value of the stock

Additionally, since Hunt became the Company's major shareholder at the transaction date and the transaction did not constitute a substantial change in ownership of the claims, the Company believes that no adjustment to the carrying value of the claims in excess of the nominal value of the stock issued would be appropriate. Hunt's basis in the claims could not be otherwise reasonably established. Hunt's annual costs of maintaining the claims amounted to an annual minimum of $100 per year per claim and no commercial activity associated with the claims was carried on by Hunt in any prior
period.   At February 28, 1999, Hunt was no longer the Company's major shareholder.

Note 3.  Organization costs.

The costs of the Company's corporate organization were paid by an individual and amounted to $572. This amount was reimbursed to the individual subsequent to February 28, 1999 and the amount has been included in accounts payable at that date. The Company will amortize such costs over a five year period.


Note 4.  Stockholders' Equity.

At inception, the Company issued 30,000 shares of it's restricted common stock to three individuals who became its directors in exchange for their services in forming the Company. The shares were valued at par value.

On November 23, 1998, the Company issued 200,000 shares of its common stock to Hunt in connection with the acquisition of the mining claims described in Note 1. The shares were valued at par value. The purchase agreement provides that Hunt give the Company options to repurchase up to 150,000 of its shares from Hunt for a two year period. The option price for 100,000 of the shares is $.25 per share and $.50 per share for the remaining 50,000 shares. The options are fully transferable by the Company and exercisable at the sole discretion of the Company's Board of Directors.

The Company issued an aggregate of 935,000 shares of its common stock for financial advisory services, and accounting and management services including office costs provided and to be provided to the Company by two independent consultants. The consultant contracts are for a six month period and were arranged during February 1999. The fair value of the shares issued for the services amounted to $.10 per share and such value is consistent with the cash amount paid by the
Company's initial investors.   The shares were issued in units as
described below and include all applicable warrants.   At February 28,
1999, $70,125 of consulting expense attributable to the contracts was considered unearned and has been classified as a reduction of stockholders' equity.

During the February 1999, the Company issued an aggregate of 440,000 shares of its common stock to a limited group of investors for cash aggregating $44,000 in private sale transactions. The shares were sold at a price of $.10 per share in a unit offering. Subsequent to February 28, 1999, the Company sold an additional 70,000 shares under identical terms. The units consist of two shares Common Stock, one class A warrant exercisable at $.50 for a period of three years from the close of the offering, one class B warrant exercisable at $.75 for a period of three years from the close of the offering, and four class C warrants exercisable at $4.00 for a period of five years from the close of the offering. All warrants are callable for $.01 with 30 days notice.


Note 5. Commitments and contingencies

In connection with the mining claims acquired, the Company is obligated to pay an aggregate minimum of $400 per year for improvements.

The Company neither owns nor leases any real or personal property other than as described in Note 2. Office services are provided by an outside consultant and the costs thereof are included in administrative expenses.

The officers and directors of the Company are involved in other business activities and may become involved in other business activities in the future. Such business activities may conflict with the activities of the Company. The Company has not formulated a policy for the resolution of any such conflicts that may arise.


Note 6.  Interim Financial Statements

The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions incorporated in Regulation 10-SB of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments and accruals) considered necessary for a fair presentation have been included.


The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full year. The accompanying financial statements should be read in conjunction with the Company's financial statements for the period ended February 28, 1999.

Basic loss per share was computed using the weighted average number of common shares outstanding.

During the quarter ended May 31, 1999 the Company recorded amortization of unpaid stock subscriptions for shares issued to consultants as described in Note 4. The amount of the amortization charged to operating expenses was $46,750.

                           PART III


ITEM 1.  INDEX TO EXHIBITS

(3) Charter and By-Laws
(4) Instruments defining the rights of security holders
(10) Material Contracts
(27) Financial Data Schedule

ITEM 2.  DESCRIPTION OF EXHIBITS

(3.1) Articles of Incorporation incorporated by reference to Form 10SB filed April 9, 1999, File No. 0-25743
(3.2) Bylaws incorporated by reference to Form 10SB filed April 9, 1999, File No. 0-25743
(4.1) Common Stock Certificate incorporated by reference to Form 10SB filed April 9, 1999, File No. 0-25743
[10.1]   Agreement by and between the Company and the
         RE Hunt Trust incorporated by reference to Form 10SB filed April 9, 1999, File No. 0-25743
[10.2]    Consulting Agreement by and between the Company
          and Joel R. Shine dated December, 1998 incorporated by reference to Form 10SB filed April 9, 1999, File No. 0-25743
[10.3]    Consulting Agreement by and between the Company
          and Timothy Miles dated December, 1998 incorporated by reference to Form 10SB filed April 9, 1999, File No. 0-25743
[27]      Financial Data Schedule

                              SIGNATURES




In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             AURIC ENTERPRISES, INC.

Date: September 14, 1999                          /s/ Robert Hinchey
                                             -------------------------
                                         By: Robert Hinchey, President